UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 14, 2021

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

Atlis Motor Vehicles, Inc (“the Company”) is unable to meet the extended filing deadline for its Annual Report on Form 1-K pursuant to 17 CFR § 230.257 (f) due to a variety of factors, including difficulties and delays caused by the COVID-19 global health crisis. COVID-19 restrictions have effected our accountants, auditors, consultants, staff, and professional advisors. As the financial statement audit was nearing completion, the Company’s Chief Financial Officer left the Company to pursue other opportunities. Among other effects, this has made the Company’s audit team unable to finalize the audit and produce audited financial statements. While the Company was obligated to file its Annual Report within the prescribed time period the Company states in good faith that factors outside of its control have left it unable to timely file its Annual Report on Form 1-K. The Company will file the Annual Report no later than June 30, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: June 14, 2021